UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form  20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANTORY NOTE

Attached to this Report on Form 6-K as Exhibits 99.1 and 99.2, respectively, are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Marti Technologies, Inc. (the “Company”) as of and for the six months ended June 30, 2024.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273543), which was declared effective on September 9, 2024, and Form S-8 (File No. 333-274779), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: September 30, 2024	By:	/s/ Oguz Alper Öktem
	Name:	Oguz Alper Öktem
	Title:	Chief Executive Officer

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